Mail Stop 3628

May 15, 2008

Oliver Press Partners, LLC
152 West 57th Street
New York, NY 10019

      Re: **Emageon Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed on May 12, 2008
               File No. 000-51149

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background to Our Solicitation, page 4

1.   Please disclose the broad categories of "strategic options" that you discussed with management of the company in June 2007 and the remainder of 2007.

2.   Please briefly disclose your concerns with recent changes in the fundamentals of the company's business, as highlighted in your letter to the company's lead independent director dated December 6, 2007.

Reasons for Our Solicitation, page 4

3.	Please include a discussion of your intentions and/or policy priorities with respect to the business of the company, if your nominees are elected to the board of directors. Shareholders should understand the implications of a vote in favor of your slate. Since your nominees will make up only a minority of the board of directors even if elected, any discussion of your plans for the company should be balanced by a statement that your ability to implement change will be limited by your minority status on the board of directors.

Election of Directors, page 6

4.	Please provide an end date for Mr. Oliver's tenure with WaterView Advisors.

5.	You state that you will exercise the discretionary authority provided in your proxy, if at the time of the annual meeting any of your nominees is unable or unwilling to serve as a director. Rule 14a-4(c)(5) under the Exchange Act permits the exercise of discretionary authority only if the bona fide nominee is unable to serve or for good cause will not serve. Please revise your disclosure accordingly, or advise us of your authority for using this alternative standard.

Abstentions, page 10

6.	Your disclosure regarding the treatment and effect of abstentions differs from that provided by the company in its proxy statement. Please reconcile this disclosure or advise us as to the meaning of this discrepancy.

Discretionary Voting, page 11

7.	Please clarify the disclosure in this paragraph, and address the treatment and effect of broker non-votes. See Item 21(b) of Schedule 14A.

Solicitation of Proxies, page 11

8.	Please indicate in the first sentence that the solicitation is being made by all of the participants named in the proxy statement, not merely by Oliver Press. Similar disclosure appears elsewhere in the document and, while in certain places it may be appropriate to refer only to Oliver Press, in many instances your disclosure should be revised.

Section 16(a) Beneficial Ownership Reporting Compliance, page 12

9.	Given that all participants are affiliates of Oliver Press, please tell us why you have qualified this disclosure by reference to the knowledge of Oliver Press. For every late report which you appear to be disclosing in this section, please provide the information required by Item 405(a)(2) of Regulation S-K.

Incorporation by Reference, page 12

10. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

Form of Proxy

11. Please revise the statement regarding discretionary authority to include the appropriate limitations on that authority as set forth in Rule 14a-4(c) of Regulation 14A.

* * * * *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating your disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in your solicitation acknowledging that:

- such participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Oliver Press Partners, LLC
May 15, 2008
Page 4

       ·   such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       You may contact David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3345.

                    Sincerely,

                    Michael K. Pressman
                    Special Counsel
                    Office of Mergers and Acquisitions

cc: Via facsimile: (973) 597-2471
         Jeffrey M. Shapiro, Esq.
         Lowenstein Sandler PC